                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. 15)


                         American Financial Enterprises, Inc.
                                   (Name of Issuer)


                            Common Stock, $1.00 Par Value
                            (Title of Class of Securities)



                                     026089-10-2
                                    (CUSIP Number)



                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)



                                    April 3, 1995
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                  Page 1 of 15 Pages

          CUSIP NO. 026089-10-2           13D          Page 2 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    American Premier Group, Inc.               31-1422526
                    American Financial Corporation             31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]

          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    10,981,429 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    10,981,429 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    10,981,429 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    82.6% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    HC
                    CO
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

          CUSIP NO. 026089-10-2         13D             Page 3 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Carl H. Lindner
                    Carl H. Lindner III
                    S. Craig Lindner
                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*

                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States Citizens

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:
               SOLE VOTING POWER

                     - - -

          8    SHARED VOTING POWER

                    10,981,429 (See Item 5)

          9    SOLE DISPOSITIVE POWER

                     - - -

          10    SHARED DISPOSITIVE POWER

                    10,981,429 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    10,981,429 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    82.6% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    IN

          Item 1.  Security and Issuer.

              This Amendment No. 15 to Schedule 13D is filed on behalf of American Premier Group, Inc. ("American Premier"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Premier, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended by AFC and Carl H. Lindner on December 13, 1994, relative to the common stock, par value $1.00 per share ("Common Stock") issued by American Financial Enterprises, Inc. ("AFEI"). American Premier, Carl H. Lindner III, S. Craig Lindner and Keith E. Lindner are being added as Reporting Persons as a result of the transaction described in Item 3 below.

              The principal executive offices of AFEI are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

              As of April 7, 1995, the Lindner Family beneficially owned approximately 49.8% of the outstanding common stock of American Premier and American Premier beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 2.  Identity and Background.

              See the schedule attached hereto as Exhibit 1 which contains additional information concerning the Lindner Family, American Premier and AFC.

          Item 3.  Source and Amount of Funds or Other Consideration.

              On April 3, 1995, American Premier acquired AFC and American Premier Underwriters, Inc. ("APU") in a transaction involving the merger of AFC and APU with two separate wholly-owned subsidiaries of American Premier. As a result of that transaction, American Premier became the beneficial owner of all of the equity securities held by AFC, APU and their subsidiaries. The shares of AFEI Common Stock to which this Statement relates are held as set forth in Item 5.

              Through their ownership of approximately 49.8% of the outstanding common stock of American Premier and their positions as directors and executive officers of American Premier, the members of the Lindner Family may be deemed to be controlling persons with respect to American Premier.

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

          Item 4.  Purpose of the Transaction.

              The Reporting Persons are "controlling persons" of AFEI. They have substantial influence over the management and operations of AFEI and participate in the formulation, determination and direction of business policies. AFC beneficially owns 82.6% of the outstanding common stock of AFEI and its designees constitute a majority of AFEI's Board of Directors. Additionally, certain officers and executives of AFC also serve as officers of AFEI.

              From  time  to  time,   the  Reporting  Persons  may  acquire
          additional shares of AFEI Common Stock or dispose of some of the shares of AFEI Common Stock which they beneficially own.

              Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

              As of April 7, 1995, the Reporting Persons beneficially owned 10,981,429 shares (or approximately 82.6% of the outstanding shares) of AFEI Common Stock as follows:

                    Holder                   Number of Shares

                    AESLIC                       806,720
                    AFC                        1,173,897
                    GAI                        8,360,252
                    MCC                           87,710
                    SIC                          537,850
                    TRANS                         15,000

                          TOTAL:              10,981,429


          AESLIC =  American Empire  Surplus Lines Insurance  Company, 100%
                    owned by GAI.
          GAI    =  Great American Insurance Company ("GAI"), 100% owned by
                    AFC.
          MCC    =  Mid-Continent Casualty Company, 100% owned by GAI.
          SIC    =  Stonewall Insurance Company, 100% owned by GAI.
          TRANS  =  Transport Insurance Company, 100% owned by GAI.

                 Each company listed above shares with the Reporting Persons the power to vote or to direct the voting of, and the power to dispose or to direct the disposition of, the AFEI Common Stock held by such company.

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

               Certain executive officers and directors of American Premier and AFC beneficially own shares of AFEI Common Stock as follows:

                                                        Exercisable
                 Name                Shares              Options *

            Robert D. Lindner         ---                 10,000
            James E. Evans           1,000               115,000
            Sandra W. Heimann      165,440               115,000
            Thomas E. Mischell        ---                 75,000
            Fred J. Runk             3,360                85,000
            Ronald F. Walker          ---                  7,500

                  *     Options exercisable within 60 days.

              As of April 7, 1995 and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving AFEI Common Stock had been engaged in by the Reporting Persons, by American Premier's or AFC's directors or executive officers.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              None.

         Item 7.    Material to be filed as Exhibits.

               (1)  Schedule referred to in Item 2.

               (2)  Agreement  required  pursuant  to   Regulation  Section
                    240.13d-1(f)(1)   promulgated   under  the   Securities
                    Exchange Act of 1934, as amended.

               (3) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

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


               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.


         Dated:  April 12, 1995      AMERICAN PREMIER GROUP, INC.


                                     By: James E. Evans
                                            James E. Evans, Senior Vice
                                             President and General Counsel

                                     AMERICAN FINANCIAL CORPORATION


                                     By: James C. Kennedy
                                         James C. Kennedy, Deputy General
                                           Counsel and Secretary


                                           James C. Kennedy
                                         James C. Kennedy, As
                                           Attorney-in-Fact for:
                                              Carl H. Lindner
                                              Carl H. Lindner III
                                              S. Craig Lindner
                                              Keith E. Lindner






         (AFEI.#15)

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

         Exhibit 1

         Item 2.  Identity and Background.

               American Premier is a holding company which was formed to acquire and own all of the outstanding common stock of both American Financial Corporation ("AFC") and American Premier Underwriters, Inc. in a transaction which was consummated on April 3, 1995. American Premier operates through indirect, wholly-owned and majority-owned subsidiaries (including AFC and American Premier Underwriters, Inc.) and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations.

               Carl H. Lindner's principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of American Premier. Mr. Lindner has been Chairman of the Board and Chief Executive Officer of AFC since it was founded over 35 years ago and has been Chairman of the Board and Chief Executive Officer of American Premier Underwriters, Inc. since 1987.

               Carl H. Lindner III's principal occupation is as President of American Premier.

               S.  Craig  Lindner's  principal   occupations  are  as  Vice
         Chairman of American Premier and President of American Annuity Group, Inc., a subsidiary of American Premier.

               Keith E. Lindner's principal occupations are as Vice Chairman of American Premier and President and Chief Operating Officer of Chiquita Brands International, Inc., an affiliate of American Premier.

               The identity and background of the executive officers, directors and controlling persons of American Premier (other than the Lindner Family, which is set forth above) are as follows:

               1. Theodore H. Emmerich is a retired managing partner of Ernst & Young, certified public accountants, Cincinnati, Ohio. He is presently a director of American Premier. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

               2.  James E.  Evans' principal occupation is as  Senior Vice
         President  and  General  Counsel  of  American  Premier.    He  is
         presently a director of American Premier.

               3. Thomas M. Hunt's principal occupation is as President of Hunt Petroleum Corporation, an oil and gas production company. He is presently a director of American Premier. Mr. Hunt's business address is 5000 Thanksgiving Tower, 1601 Elm Street, Dallas, Texas, 75201.

               4. Alfred W. Martinelli's principal occupation is as Chairman and Chief Executive Officer of Buckeye Management Company. He is presently a director of American Premier. Mr. Martinelli's business address is 100 Matsonford Road, Building 5, Suite 445, Radnor, Pennsylvania 19807.

               5. William Martin's principal occupation is as Chairman of the Board of MB Computing, Inc., a privately held computer software development company. He is presently a director of American Premier. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

               6.  Neil M. Hahl's principal occupation  is as a Senior Vice
         President  of American  Premier.   He is  presently a  director of
         American Premier.

               7. Robert W. Olson's principal occupation is as Senior Vice President and Secretary of American Premier. He is presently a director of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               9. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               The identity and background of the executive officers, directors and controlling persons of AFC (other than the Lindner Family, which is set forth above) are as follows:

               1. Robert D. Lindner's principal occupation is as Chairman of the Board of Directors of United Dairy Farmers, Inc. He is presently a director of AFC. Mr. Lindner's business address is 3955 Montgomery Road, Cincinnati, Ohio 45212.

               2. Richard E. Lindner is a private investor. He was Chairman of the Board and Chief Executive Officer of Thriftway, Inc. (a privately-held supermarket chain) until its sale in March 1995. He is presently a director of AFC. Mr. Lindner's business address is 4901 Hunt Road, Cincinnati, Ohio 45242, Cincinnati, Ohio 45242.

               3.   Ronald  F.  Walker's  principal  occupation  is  as  an
         executive of AFC. He is presently a director of AFC. Mr. Walker's business address is 580 Walnut Street, Cincinnati, Ohio 45202.

               4. James E. Evans' principal occupation is as Senior Vice President and General Counsel of American Premier.

               5. Sandra W. Heimann's principal occupation is as a Vice President of AFC.

               6. Robert C. Lintz's principal occupation is as a Vice President of AFC.

               7. Thomas E. Mischell's principal occupation is as Senior Vice President - Taxes of American Premier.

               8. Fred J. Runk's present principal occupation is as Senior Vice President and Treasurer of American Premier.

               The Lindner Family and American Premier may be deemed to be controlling persons with respect to AFC.

                    Unless otherwise noted, the business address of American Premier, AFC and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Exhibit 2
                                      AGREEMENT

               This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

               WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

               WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

               WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;


               NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.

                                     AMERICAN PREMIER GROUP, INC.
                                     AMERICAN FINANCIAL CORPORATION

                                     By:/s/ James E. Evans
                                        Vice President & General Counsel

                                        /s/ Carl H. Lindner
                                        Carl H. Lindner

                                        /s/ Carl H. Lindner III
                                        Carl H. Lindner III

                                        /s/ S. Craig Lindner
                                        S. Craig Lindner

                                        /s/ Keith E. Lindner
                                        Keith E. Lindner

         Exhibit 3


                                  POWER OF ATTORNEY



               I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,  I  have  hereunto  set   my  hand  at
         Cincinnati, Ohio this 4th day of April, 1995.



                                     /s/ Carl H. Lindner
                                        Carl H. Lindner

                                  POWER OF ATTORNEY



               I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
         Cincinnati, Ohio this 4th day of April, 1995.



                                     /s/ Carl H. Lindner III
                                     Carl H. Lindner III

                                  POWER OF ATTORNEY



               I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
         Cincinnati, Ohio this 4th day of April, 1995.



                                     /s/ S. Craig Lindner
                                     S. Craig Lindner

                                  POWER OF ATTORNEY



               I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN   WITNESS  WHEREOF,  I  have  hereunto  set  my  hand  at
         Cincinnati, Ohio this 4th day of April, 1995.



                                     /s/ Keith E. Lindner
                                        Keith E. Lindner